TIME WARNER CABLE INC.

60 Columbus Circle

New York, New York 10023

April 28, 2014

VIA E-MAIL

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, DC 20549-3628

Re:	Time Warner Cable, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 8, 2014

File No. 001-33335

Dear Mr. Spirgel:

On behalf of Time Warner Cable Inc. (the “Company”), set forth below are responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter dated April 22, 2014 with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on April 8, 2014 (the “Preliminary Proxy Statement”). For the Staff’s convenience, each heading and comment from the letter has been reproduced below in bold, followed by the Company’s response to such comment.

Nominees for Election at the Annual Meeting, page 16

1.	Please revise to describe each participant’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. See Item 5(b)(1)(ii) of Schedule 14A. Also revise to disclose their business experience during the last five years. See Item 401 of Regulation S-K and Item 7(b) of Schedule 14A.

Response: The Company is providing responses separately to the each part of this comment for added clarity:

•	Please revise to describe each participant’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. See Item 5(b)(1)(ii) of Schedule 14A.

On April 25, 2014, Charter Communications, Inc. (“Charter”) irrevocably withdrew its notice of intent to nominate alternative director nominees for election to the Company’s Board of Directors and related by-law proposals. Because Charter has withdrawn its alternative director nominees, the election of directors at the Company’s annual meeting is no longer a contested election. The Company will revise its proxy statement to reflect that the election of directors is uncontested and will remove all references to Charter’s alternative director nominees and its associated by-law proposals from its definitive proxy statement that will be filed with the Commission. In an uncontested election, the Company is not required to include the disclosure set forth in Item 5(b)(1)(ii) of Schedule 14A regarding participants in its proxy statement. Therefore, the Company does not believe that any additional disclosure is required.

•	Also revise to disclose their business experience during the last five years. See Item 401 of Regulation S-K and Item 7(b) of Schedule 14A.

Item 401 of Regulation S-K requires the Company to describe the business experience during the past five years of each director and executive officer of the Company and each person nominated or chosen to become a director or executive officer. With respect to each director (each of whom is also a director nominee), the Company respectfully directs the Staff’s attention to pages 16-22 of the Preliminary Proxy Statement which contain a biography of each director, including a description of each such director’s business experience during the past five years, if any. The Company supplementally confirms to the Staff that Ms. Black and Messrs. Copeland, Haje, Logan, Nicholas and Pace have been retired and/or self-employed as a consultant or investor for the past five years, and therefore there is no additional disclosure to be provided regarding their business experience. As disclosed in the Preliminary Proxy Statement, Mr. Britt also retired in December 2013.

With respect to each executive officer, the Company relies on Instruction 3 to paragraph (b) of Item 401 which allows the Company to omit such information regarding its executive officers from a proxy statement prepared in accordance with Schedule 14A because it relies on General Instruction G of Form 10-K under the Exchange Act and has included the required information in the Company’s Form 10-K filed with the Commission on February 18, 2014 in a separate item captioned “Executive officers of the registrant” in Part I.

The Company does not believe that any additional disclosure is required.

2.	We note the reference to voting for substitute nominees. Please confirm for us that should the Board identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company supplementally advises the Staff that it has no present intention of identifying or nominating any substitute nominees. However, should the Company identify or nominate any substitute nominee, the Company hereby confirms that the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3.	Please provide us with the statement required by Item 5(b)(1)(iii) of Schedule 14A for each participant.

Response: The Company supplementally advises the Staff that no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

Proposal One: Election of Directors, page 67

4.	Please disclose and quantify the effects of the election of Charter’s nominees on the Company. Disclose, for example, whether any change of control payments would be due or any Company obligations (through debt or otherwise) would become due or accelerated.

Response: As noted above in the response to the Staff’s first comment, Charter irrevocably withdrew its notice of intent to nominate alternative director nominees, and the election of directors at the Company’s annual meeting is no longer contested. The Company will revise its proxy statement to reflect that the election of directors is uncontested and will remove all references to Charter’s alternative director nominees and its associated by-law proposals from its definitive proxy statement that will be filed with the Commission. Therefore, the Company does not believe that any additional disclosure is required.

5.	Please disclose whether your nominees have consented to being named in the proxy statement and to serve if elected. Refer to Exchange Act Rule 14a-4(d).

Response: In response to the Staff’s comment, the Company will revise its disclosure to include a statement indicating that the Company’s nominees have consented to being named in the proxy statement and to serve as a director if elected. The revised disclosure will be included in the first paragraph under the heading “Proposal One: Election of Directors” on page 67 of the Preliminary Proxy Statement and will read as follows:

“Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the Annual Meeting the following slate of thirteen nominees for directors. Each of the nominees is currently serving as a director of the Company and, except for Mr. Marcus, each has been elected by the Company’s stockholders at the Company’s 2013 annual meeting of stockholders. Each of the nominees has consented to being named in the Proxy Statement and to serve as a director if elected. The Company expects each nominee for election as a director at the Annual Meeting to be able to accept such nomination. Information about these nominees is provided above under the heading “Directors.”

Expenses of Solicitation, page 79

6.	We note that proxies may be solicited by mail, telephone, in person and other means of communication. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company hereby confirms its understanding that all written soliciting materials, including any emails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use as required under Rule 14a-6(b) and (c) and Rule 14a-12.

Pursuant to a telephone call with the Staff on April 23, 2014, the Company understands that the statement requested at the end of the Staff’s comment letter may be made solely on behalf of the Company. Accordingly, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement and its definitive proxy statement that will be filed with the Commission thereafter (together, the “Filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As the election of directors at the Company’s annual meeting is no longer a contested election, the Company would like to file a definitive proxy statement as soon as possible. Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 364-8519.

Sincerely,

/s/ Susan A. Waxenberg
Susan A. Waxenberg Vice President & Chief Counsel, Securities and Assistant Secretary Time Warner Cable Inc.

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